Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements and related notes included elsewhere in this Report and our audited financial statements and related notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on April 1, 2024. This discussion and analysis and other parts of this Report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under Part II, Item 1A, “Risk Factors” and elsewhere in this Report. You should carefully read the “Risk Factors” section of this Report and of our Annual Report on Form 10-K for the year ended December 31, 2023, to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a clinical-stage biopharmaceutical company with a cell-based product pipeline capable of treating a variety of disorders including cancer and infectious disease. We are currently developing a pipeline of unmodified allogeneic GD-T therapies and next generation GD CAR-T treatments with a number of advantages over conventional approaches. We own our main patent families in the GD CAR-T space, providing robust IP protection and manufactures all products in-house, leading to a much lower cost of goods than competitor products.

In-house clinical studies have demonstrated that our unmodified allogeneic GD-T products are (i) well tolerated and (ii) show preliminary evidence of disease modification in patients with the late-stage blood cancer, known as acute myeloid leukemia – AML. Based on clinical data generated by us, we believe that unmodified GD-Ts have the potential to treat all blood cancers.

The Company’s lead product, TCB-008, is now in phase 2b-into-pivotal (phase 3) clinical studies with a view to launching its first oncology product for the treatment of AML. Clinical results generated thus far have enabled us to obtain FDA orphan drug status for treatment of AML.

In addition to unmodified allogenic GD-Ts for treatment of blood cancers, we are also developing an expanded platform for TCB-008 use case in anti-fungal, anti-viral and anti-microbial diseases. We believe TCB-008 can be impactful in immune-suppressed and immune-compromised patient populations, including cancer patients, to treat and act as a prophylactic in these disease verticals.

In order to manufacture our portfolio of allogeneic products, we select the highest quality GD-T cells from healthy donors, activate the cells and grow them in large numbers at our in-house GMP-compliant manufacturing facility before administration to a patient in order to target and then destroy malignant or virally-infected tissues. We believe that we have introduced a step-change to our manufacturing platform by implementing a freeze-thaw process that will allow product to be shipped from cleanroom to patient without any shelf-life issue. Resulting products, we believe, will be more cost-effective and straightforward to ship from cleanroom to clinic. Our team continues to improve and optimize our process based on data and new technologies being developed globally.

Components of Our Results of Operations

Revenues

We do not have any approved products. Accordingly, we have not generated any revenue from the sale of products, and we do not expect to generate any such revenue unless and until we obtain regulatory approvals for, and commercialize any of, our product candidates. In the future, we will seek to generate revenue primarily from product sales and, potentially, regional or global collaborations with strategic partners, which may produce license fee income.

Since inception through June 30, 2024, the Company has received £14.5 million in pre-clinical payments connected with CAR-T development partnerships. These partnerships are no longer actively being progressed and it is unlikely that we will receive any future milestone revenues.

Operating Expenses

We classify our operating expenses into two categories: research and development expenses and administrative expenses. Personnel costs, including salaries, benefits, bonuses and share-based payment expense, comprise a significant component of each of these expense categories. We allocate expenses associated with personnel costs based on the function performed by the respective employees.

Research and Development Expenses

The largest component of our total operating expenses since inception has been costs related to our research and development activities, including the preclinical and clinical development of our product candidates.

Research and development costs are expensed as incurred, with our development activities not yet at the point at which capitalization can occur under GAAP. Our research and development expense primarily consist of:

●	consumable costs related to research and development of pharmaceutical or biologic therapy products for preclinical studies and clinical trials;

●	costs related to manufacturing active pharmaceutical or biologic therapy products for preclinical studies and clinical trials;

●	salaries and personnel-related costs, including bonuses, benefits and any share-based payment expense, for our personnel performing research and development activities or managing those activities that have been out-sourced;

●	fees paid to consultants and other third parties who support our product candidate development;

●	third party costs incurred in connection with preclinical studies and clinical trials from investigative sites and contract research organizations, or CROs;

●	other costs incurred in seeking regulatory approval of our product candidates;

●	costs of related office space allocated to our research and development function, materials and equipment; and

●	payments under our license agreements.

The successful development of our product candidates is highly uncertain. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. In addition, the cost of development of our CAR-T range of products is likely to be substantially higher than costs incurred historically in the development of our unmodified products. Accordingly, we expect research and development costs to increase significantly for the foreseeable future as programs progress. However, we do not believe that it is possible at this time to accurately project total program-specific expenses through commercialization. We are also unable to predict when, if ever, material net cash inflows will commence from our product candidates to offset these expenses. Our expenditures on current and future preclinical and clinical development programs are subject to numerous uncertainties in timing and cost to completion.

The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors including:

●	the scope, rate of progress, results and expenses of our ongoing and future clinical trials, preclinical studies and research and development activities;

●	the potential need for additional clinical trials or preclinical studies requested by regulatory agencies;

●	potential uncertainties in clinical trial enrolment rates or drop-out or discontinuation rates of patients;

●	competition with other drug development companies in, and the related expense of, identifying and enrolling patients in our clinical trials and contracting with third-party manufacturers for the production of the drug product needed for our clinical trials;

●	the achievement of milestones requiring payments under in-licensing agreements;

●	any significant changes in government regulation;

●	the terms and timing of any regulatory approvals;

●	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and

●	the ease, cost and ability to market, commercialize and achieve market acceptance for any of our product candidates, if approved.

We track research and development expenses on a program-by-program basis for both clinical-stage and preclinical product candidates. Manufacturing, clinical trial and preclinical research and development expenses are assigned or allocated to individual product candidates. We do not allocate employee costs or facility expenses, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We use internal resources primarily to oversee research and development as well as for managing our preclinical development, process development, manufacturing and clinical development activities.

Administrative Expenses

Administrative expenses consist of personnel costs, other administrative expenses and other expenses for outside professional services, including legal, audit and accounting services. Personnel costs consist of salaries, bonuses, benefits and share-based compensation expense. Other administrative expenses include office space-related costs not otherwise allocated to research and development expense, professional fees and costs of our information systems. We anticipate that our administrative expenses will increase in the future as we increase our headcount to support our continued research and development and potential commercialization of our product candidates. We expect to continue to incur additional expenses as a public company, including expenses related to compliance with the rules and regulations of the SEC and Nasdaq, additional insurance expenses, and expenses related to investor relations activities and other administrative and professional services.

Change in fair value of derivative liability

The gain/loss relates to the movement in the estimated fair value of the embedded derivative related to the issue of Convertible Loan Notes, calculated by using a Black Scholes option pricing model at the end of each reporting period. The gain/loss relates to the movement in the estimated fair value of our warrants, calculated by using a Black Scholes option pricing model at the end of each reporting period.

Interest Expense

Interest expense includes the effective interest charge accrued in relation to the Convertible Loan Notes. Interest expense is offset by interest income related to interest earned on our cash and cash equivalents and short-term deposits.

Income Tax Credit

We are subject to corporate taxation in the United Kingdom. Due to the nature of our business, we have generated losses since inception. Our income tax credit recognized represents the sum of the research and development tax credits recoverable in the United Kingdom.

As a company that carries out extensive research and development activities, we benefit from the United Kingdom research and development tax credit regime and are able to surrender some of our losses for a cash rebate of up to 20% of expenditures related to eligible research and development projects. Qualifying expenditures largely comprise clinical trial and manufacturing costs, employment costs for relevant staff and consumables incurred as part of research and development projects. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

There can be no certainty that we will be able to continue to claim research and development tax credits in the future. Tax losses that have not been utilized to offset taxable income or surrendered in connection with the aforementioned research and development tax credits are carried forward to be offset against future taxable profits. In the event we generate revenues in the future, we may benefit from the United Kingdom’s government’s “patent box” initiative that allows profits attributable to revenues from patents and/or patented products registered in the United Kingdom or European Union to be taxed at a lower rate than other streams of revenue. The current rate of tax for relevant streams of revenue for companies receiving this relief is 10%.

Results of Operations

Comparison of the Six months ended June 30, 2024 and 2023

The following table summarizes our results of operations:

	For the Six Months Ended	For the Six Months Ended
	June 30, 2024	June 30,2023	£ Change	% Change

Revenue	£-	£-	£-	-

Operating expenses:
Research and development expenses	2,238,234	4,037,332	(1,799,098)	(45)%
Administrative expenses	3,258,173	3,725,638	(467,465)	(13)%
Total operating expenses	5,496,407	7,762,970	(2,266,563)	(29)%
Loss from operations	(5,496,407)	(7,762,970)	2,266,563	(29)%

Other income (expense):
Loss on modification of convertible loan	-	(645,845)	645,845	(100)%
Change in fair value of derivatives	11,446	8,215,964	(8,204,518)	(100)%
Other expense, net	(39,974)	(149,173)	109,199	(73)%
Total other income (expense), net	(28,528)	7,420,946	(7,449,474)	(100)%
Net (loss) income before income taxes	(5,524,935)	(342,024)	(5,182,911)	(1,515)%
Income tax credit	216,528	700,000	(483,472)	(69)%

Net (loss) income	£(5,308,407)	£357,976	£(5,666,383)	(1,583)%

Research and Development Expenses

	For the Six Months Ended June 30,
	2024	2023
	£’000’s	£’000’s	£ Change	% Change
Direct research and development expenses by program:
Unmodified cell therapy programs(1)	£294	£1,105	£(811)	(73)%
Other research and development programs(2)	66	26	40	(154)%

Total direct research and development expense	360	1,131	(771)	(68)%

Research and development and unallocated costs:
Personnel related (including share-based compensation)	1,228	2,047	(819)	(40)%
Indirect research and development expense(3)	650	859	(209)	(24)%

Total research and development expenses	£2,238	£4,037	£(1,799)	(45)%

(1)	Unmodified cell therapy programs include OmnImmune® and ImmuniStim®
(2)	Other research and development programs include expenditure on areas such as our CAR-T program and induced pluripotent stem cells (iPSCs).
(3)	Indirect research and development expense includes property related costs and depreciation and amortization.

Research and development expenses decreased by 45% to £2.2 million for the six months ended June 30, 2024 from £4.0 million for the six months ended June 30, 2023, which was primarily driven by a decrease in direct and indirect research expenses due to a refocus of the clinical strategy and consequently a decrease in personnel.

General and administrative

	For the Six Months Ended June 30,
	2024	2023	£ Change	% Change
	£’000’s	£’000’s
Share-based compensation expense	826	102	£724	588%
Employee-related costs	745	1,417	(672)	(47)%
Legal & professional fees	1,532	2,011	(479)	(24)%
Other expenses	154	177	(23)	(13)%
Total administrative expenses	3,258	3,726	(467)	(13)%

Administrative expenses decreased by 13% to £3.3 million for the six months ended June 30, 2024 from £3.7 million for the six months ended June 30, 2023. The decrease was primarily driven by a decrease in employee-related costs and a decrease in legal and professional fees, offset by an increase in share-based compensation expense.

Loss on modification of convertible loan

The loss of modification of convertible loan decreased by 100% to £0 for the six months ended June 30, 2024 from £645,845 for the six months ended June 30, 2023. During the six months ended June 30, 2023, loan notes with a value of £254,150 ($323,000) were converted into Ordinary Shares. We recognized a loss in connection with the modification of £645,845. The loan was fully converted in 2023.

Change in fair value of derivative liability

The change in fair value of derivative liability is comprised of the change in fair values of the convertible loan derivative, warrant derivative, and other derivatives. The change in the fair value of the embedded convertible loan derivatives relates to the movement in the estimated fair value of the embedded derivatives during the six months ended June 30, 2024 as compared to the six months ended June 30, 2023.

The change in fair value of the warrant derivatives for the six months ended June 30, 2024 relates to the movement in the estimated fair value of our issued detachable warrants. The warrants previously classified as liabilities were issued at the time of the IPO and at various times during each of the two years ended December 31, 2023 and 2022. In addition, certain warrants were both modified and induced over the course of our fiscal year ended December 31, 2023. All of our issued warrants are valued by using the Black Scholes option pricing model.

Other expense, net

Other expense, net is comprised of foreign currency (losses) gains and interest (expense) income. Other expense, net decreased by 67% during the six months ended June 30, 2024 compared to the six months ended June 30, 2023. The decrease was due to the Convertible Loan Note being paid off during 2023. Interest expense was partially offset by interest income earned on cash accounts. The change in foreign currency (losses) increased during the six months ended June 30, 2024 as compared to the six months ended June 30, 2023 primarily due to a higher foreign exchange rate during 2024.

Income tax credit

The research and development tax credit of £0.2 million was 69% lower for the six months ended June 30, 2024 compared to £0.7 million for the six months ended June 30, 2023. This was due to lower levels of expenditure eligible for research and development tax credits and changes in the UK tax rules around research and development tax credits.

Going Concern

Our existing cash of £1.0 million as of June 30, 2024 will not be sufficient to enable us to conduct our business 12 months from the issuance of these unaudited condensed consolidated financial statements. We will need additional funding to complete the development and research of our products. In August 2024, the Company raised an additional £6.2 million ($8.0 million) through the issuance of ordinary shares and pre-funded warrants   (see Note 13). Warrants representing a total of 1,142,000 ADSs have been exercised and the Company has received $1.1 million in cash receipts as of November 21, 2024, in connection with the exercise of warrants issued in August 2024. If we are unable to raise further additional capital when needed or on acceptable terms, we would be forced to delay, reduce, or eliminate our research and development efforts.

As a result of the Company’s recurring losses from operations, and the need for additional financing to fund its operating and capital requirements, there is uncertainty regarding the Company’s ability to maintain liquidity sufficient to operate its business effectively, which raises substantial doubt as to the Company’s ability to continue as a going concern.

Liquidity and Capital Resources

For the six months ended June 30, 2024, we incurred a net loss of £5.3 million. For the six months ended June 30, 2023, we had net income of £0.4 million, primarily due to the non-cash change in fair value of derivative liability. We used £5.1 million of cash in operating activities during the six months ended June 30, 2024 and used £6.8 million of cash in operating activities during the six months ended June 30, 2023.

As of June 30, 2024 and December 31, 2023, we had cash and cash equivalents of £1.0 million and £2.5 million, respectively. From incorporation through June 30, 2024, we have financed our operations primarily through our IPO, private placements of equity securities, convertible loans, government grants, research and development tax credits, and receipts from partner for collaborative research and development services totaling £86.3 million.

While we work towards obtaining regulatory approval to advance any of our GD-T cell therapeutic candidates into pivotal clinical trials or to commercialization, we will incur significant research and development expenses, and also commercialization expenses related to product sales, marketing, manufacturing and distribution and additional funding would be required. Where appropriate, we will seek to fund our operations through additional equity financings.

Cash Flows

The following tables summarize the results of our cash flows for the below respective periods:

	For the Six Months Ended June 30,
	2024	2023
Net cash provided by (used in):
Operating activities	£(5,141,350)	£(6,849,024)
Investing activities	£(35,681)	£(216,826)
Financing activities	£3,718,751	£4,176,312
Change in cash	£(1,458,280)	£(2,889,538)

Operating Activities

Net cash used in operating activities was £5.1 million for the six months ended June 30, 2024. The net loss for the six months ended June 30, 2024 was £5.3 million, which was offset by noncash items of £1.1 million, consisting of £0.2 million in depreciation and amortization, £0.9 million in share-based compensation expense, and less than £0.1 million in the change in the fair value of the derivative liability. Changes in working capital used £0.9 million, which consisted of a decrease in the corporation tax receivable, accounts payable and accrued liabilities, and lease liabilities, offset by an increase in prepaid expenses and other current assets and operating lease right of use assets.

Net cash used in operating activities was £6.8 million for the six months ended June 30, 2023. Net income for the six months ended June 30, 2023 was £0.4 million, which is offset by noncash items of £7.1 million, consisting of £0.3 million in depreciation and amortization, £0.1 million in share-based compensation expense, £0.6 million loss on modification of convertible loan, £8.2 million in change in fair value of derivative liability, and less than £0.1 million in other expense. The change in fair value of derivative liability was primarily driven by movements in the embedded derivatives related to warrants. Changes in working capital used £0.1 million, which consisted of a decrease in the corporation tax receivable and lease liabilities, offset by an increase in prepaid expenses and other current assets, operating lease right of use assets, and accounts payable and accrued liabilities.

Investing Activities

Net cash used in investing activities was immaterial for the six months ended June 30, 2024 and £0.2 million for the six months ended June 30, 2023. These amounts relate primarily to purchases of property and equipment related to our facility and patent filing costs.

Financing Activities

Net cash from financing activities was £3.7 million and £4.2 million for the six months ended June 30, 2024 and 2023, respectively. For the six months ended June 30, 2024, these amounts consisted of net proceeds from the Series D and E warrant exercises, issuance of ordinary shares, offset by issuance costs. For the six months ended June 30, 2023, these amounts consisted of net proceeds from the issuance of shares and warrants offset by issuance costs.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities and clinical trials of our product candidates. Our expenses will increase as we (i) advance our product candidates through phases of clinical development and, potentially, registration, (ii) fund our research and development activities to further expand our GD-T cell technologies and develop future product candidates and follow-on versions of our more advanced product candidates, (iii) fund our manufacturing activities and the expansion of our plant to support our ongoing and future clinical trials and potential commercial launch; and (iv) fund our general operations.

Since February 10, 2022, we have been a publicly traded company and incur significant legal, accounting and other expenses that we were not required to incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules adopted by the SEC and The Nasdaq Stock Market, requires public companies to implement specified corporate governance practices. We expect to continue to incur substantial legal and financial compliance costs, which may make some activities more time-consuming and costly.

We will require additional capital to continue to conduct our business and implement our business plans.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical product candidates, we are unable to estimate the amount of our future working capital requirements, which will depend on and are likely to increase significantly as a result of many uncertain factors, including:

●	the scope, progress, outcome and costs of our clinical trials and other research and development activities;

●	the costs, timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

●	the costs of future sales and marketing activities, including cost of product sales, medical regulatory affairs, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

●	the amount and timing of the receipt of any future revenue from commercial sale of our products, should any of our product candidates receive marketing approval and become successful in the market;

●	the impact of the COVID-19 pandemic on our ability to progress research and development and clinical trials;

●	the costs and timing of hiring new employees to support our future growth;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and

●	the cost of and extent to which we in-license or acquire additional product candidates or technologies.

Until such time, if ever, that we can generate product revenue sufficient to achieve profitability, we expect to finance our future cash needs through equity offerings and debt and a combination thereof, including securities convertible into ordinary shares and through development collaborations with partners. To the extent that we raise additional capital through the sale of equity, our shareholders’ ownership interest will be diluted.

If we raise additional funds through other third-party funding, collaborations agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us.

If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves. If we raise funding through borrowings, we may have to enter into onerous covenants which may adversely impact our operations and our ability to obtain further funding.

There is no assurance that we will be able to raise any further funding, or if further funding is offered, it will be on terms that are acceptable to us and may bring dilution which is unacceptable to our shareholders.

The source, timing, and availability of any future financing will depend principally upon market conditions, and, more specifically, on the progress of our clinical development program. Funding may not be available when needed, at all, or on terms acceptable to us. Lack of necessary funds may require us to, among other things, delay, scale back or eliminate expenses including some or all our planned development, including our clinical trials. While we may need to raise funds in the future, we believe the current cash reserves should be sufficient to fund our operation for the foreseeable future. Because of these factors, we believe that this creates doubt about our ability to continue as a going concern.

Contractual Obligations

The following table summarizes our contractual obligations as of June 30, 2024 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments due by period
	Total	Less Than 1 Year	–1 - 3 Years	–4 - 5 Years	More Than 5 Years

Trade payables	£942,267	£942,267	£-	£-	£-
Lease liabilities	2,011,567	447,015	1,341,045	223,507	-
Payables related to clinical trial testing	1,177,500	1,177,500	-	-	-
Other payables	1,091,923	1,091,923	-	-	-
Total commitments	£5,223,257	£3,658,705	£1,341,045	£223,507	£-

Lease liabilities

Amounts shown as lease liabilities and similar reflect minimum payments due for our leases of office, laboratory and manufacturing space. We entered into a lease for our corporate headquarters in April 2014 and, as part of this agreement, exercised an option to lease additional space in January 2017 and March 2019. The overall lease expires in February 2029.

Other commitments

We enter into contracts in the normal course of business with third parties who support us in the conduct of certain specialist aspects of clinical trials and preclinical research studies and testing. These contracts are generally cancellable by us upon prior notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including noncancelable obligations of our service providers, up to the date of cancellation. These payments are not included in the preceding table, as the amount and timing of such payments are not known.

We have not included any contingent payment obligations that we may incur upon achievement of clinical, regulatory and commercial milestones, as applicable, or royalty payments that we may be required to make under in-licensing agreements which we have or may enter into which could be payable if any of our products generate future sales or license revenue as the amount, timing and likelihood of such payments are not known and are not anticipated in the near term or before we generate significant revenues.

Critical Accounting Estimates

Management’s discussion and analysis of financial condition and results of operations is based upon our unaudited condensed consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these unaudited condensed consolidated financial statements required the use of estimates and judgments that affect the reported amounts of our assets, liabilities, revenues, and expenses. Management bases estimates on historical experience and other assumptions it believes to be reasonable under the circumstances and evaluates these estimates on an on-going basis. Actual results may differ from these estimates. There have been no significant changes to the critical accounting estimates included in our Annual Report on Form 10-K for the year ended December 31, 2023.